Specialty Property and Casualty Insurance
Annual Report 2022



AMERICAN
FINANCIAL
GROUP, INC.

Our insureds, producers
and employees count on our
long-term economic sustainability.

They also rely on AFG to keep its
promises. We know the decisions
we make today will influence our
business and our shareholders
for years to come.

To our Shareholders

We have all heard the expression "a tough act to follow"—and it certainly rang true as AFG began 2022 after the remarkable, transformative year that we had in 2021.

We entered this past year focused exclusively on our Specialty Property and Casualty (P&C) operations, and we were energized by AFG's track record of industry leadership and strong results.

The bar was set high—and we cleared it! Our compelling mix of specialty insurance businesses, an entrepreneurial culture, a disciplined operating philosophy, and an astute team of in-house investment professionals contributed to our success.

Throughout 2022, our P&C insurance businesses continued to thrive in a favorable P&C market, producing record profitability and premiums. Our investment team positioned us well and earned record P&C net investment income. Our core return on equity was an impressive 21.2%.

S. Craig Lindner (left) and Carl H. Lindner III

Co-Chief Executive Officers





We also continued to execute effective capital management and returned $1.23 billion to shareholders during the year, including just over $1 billion—or $12.00 per share—in special dividends.

We noted in last year's letter that we kicked off a year-long 150th anniversary celebration for Great American Insurance Group, whose roots in our flagship company, Great American Insurance Company, extend back to 1872. We marked this significant milestone with special events and historical reflections on an incredible legacy of GREAT. Some of these moments are captured in images you'll see within this report.

As an insurer intent on meeting the unique risk management needs of its insureds, we believe our longevity and success are the result of our long-standing commitment to specialization, innovation, and customer focus. We are proud to have achieved this milestone as a trusted provider of insurance solutions that enable businesses, non-profits, and other commercial entities to thrive and grow.

Our Specialty P&C businesses are leaders in the markets they serve. Our mix of diverse P&C businesses has a measure of non-correlation that enables us to successfully navigate various economic cycles, produce consistently strong financial results, and return capital to our shareholders over time. Our portfolio of 35 Specialty P&C businesses offers a wide range of coverage in niche industries, backed by our specialized industry knowledge and experienced claims handling.

Over half of our P&C gross written premiums are produced by businesses with top 10 market rankings (based on premiums). We are proud of our track record of producing consistently strong operating results and achieving healthy underwriting margins. Over the past 10 years, the statutory combined operating ratio of AFG's property and casualty operations has outperformed the industry by an average of 7.4 points.

We continually evaluate the performance of our businesses and the allocation of capital to achieve targeted returns, and we regularly act on opportunities to grow our specialty insurance businesses organically and through acquisition. Strong pricing and a recovering economy enabled us to focus on organic growth in several of our Specialty P&C businesses—particularly our agricultural-related and commercial auto businesses—in 2022.

In December 2021, we acquired Verikai, Inc. for $120 million in cash. This transaction underscores how strongly we value innovation and the role it plays in building economically sustainable businesses. We are also pleased that Great American Insurance Group has benefited from Verikai's predictive risk tool and unique Marketplace solution since entering the medical stop loss market in 2022. Over the course of last year, we focused on ramping up our new medical stop loss product offerings, which target small insureds and underserved markets.

Reinsurance pricing and capacity has been an area of focus in our industry. As we closed out 2022, we, along with the rest of the industry, were preparing to renew a large portion of our major reinsurance treaties. We are pleased to report that we successfully renewed our 2023 property catastrophe and property per risk treaties within a very challenging reinsurance market. Other divisional January 1, 2023, renewals were executed with terms similar to 2022. Having long-standing, trusted relationships with reinsurance partners who understand our underwriting discipline and risk appetite—and an existing catastrophe bond attaching at $125 million—provided a solid foundation as we entered renewal discussions.

Our new property cat structure provides for an increase in our per occurrence retention. We remain vigilant about monitoring higher reinsurance costs and retentions to ensure that these factors are reflected in the pricing of our primary property coverages. We continue to have a relatively low catastrophe risk profile when compared with peers, and we seek to minimize coastal and known fault-line exposure. As a result, AFG's exposure to a catastrophic earthquake or windstorm that industry models indicate should statistically occur once every 500 years is expected to be approximately 2% of AFG's shareholders' equity.

2022 RESULTS

Our commitment to building long-term shareholder value starts with maintaining strong and consistent core operating businesses. Our success depends on disciplined underwriting, prudent pricing, and careful expense management. Through our entrepreneurial business model and effective alignment of incentives with business objectives, we foster a culture of empowerment and accountability that creates a strong foundation for success.

In 2022, AFG achieved net earnings of nearly $900 million or $10.53 per diluted share, generating a strong return on equity of 19.2%. AFG produced record core net operating earnings per share (EPS) of $11.63 during 2022, generating a core operating return on equity of 21.2%. The earnings power of our operations, coupled with efficient capital management, allows AFG to produce returns on equity in excess of most of our peer property and casualty insurers.

AFG's new high benchmark for core EPS reflects record pre-tax core operating earnings in our P&C insurance operations, which is the result of strong underwriting profitability and extraordinary investment performance. Our in-house team of investment professionals positioned us well as we entered 2022 amid an uncertain economic environment and an expected uptick in interest rates.

Our adjusted book value per share was $53.73 at the end of 2022. Total value creation, measured as the change in adjusted book value per share plus dividends, was $10.62 per share, or approximately 18.5% in 2022.

10 YEAR VIEW OF TOTAL VALUE CREATION (*Growth in Adjusted BVPS + Dividends*)
As of December 31 (excluding net unrealized gains (losses) related to fixed maturities)



11%
CAGR

SPECIALTY P&C INSURANCE

Our Specialty P&C operations produced a very strong calendar year GAAP combined ratio of 87.2%, with each of our Specialty P&C groups reporting combined ratios of 92% or better. During 2022, our P&C Segment's statutory combined operating ratio outperformed the composite commercial P&C insurance industry by more than 11 points.

Gross written premiums grew 14% year-over-year to $9.06 billion, and net written premiums grew 11% to $6.21 billion in 2022, establishing new company records for premium production. These results reflect growth in each of the Specialty P&C groups—due primarily to new business opportunities, strong renewal rates and increased exposures. Although drivers of growth vary considerably across our differentiated book of Specialty P&C businesses, the aggregate, year-over-year growth in gross written premiums for 2022—excluding crop insurance—was about half attributable to new business opportunities and change in exposures, and half attributable to rate increases.

Overall average renewal rates increased approximately 5% in 2022. Excluding our workers' compensation business, renewal pricing increased approximately 6%. We have focused on attaining adequate pricing for some time. As of December 31, 2022, we reported overall rate increases across our entire specialty book for 26 straight quarters. We feel very good about the level of rate increases that we continue to achieve and, importantly, the impact of cumulative rate increases over time. These outcomes enable us to stay ahead of prospective loss ratio trends and provide added confidence in the adequacy of our reserves.

Loss cost trends across our P&C businesses remain stable overall. We continue to closely monitor loss activity as well as the impact of social inflation, economic inflation, elevated industry loss experience following heightened catastrophe levels, and rising interest rates. We expect these factors to play a significant role in maintaining firm market conditions throughout 2023, enabling us to create opportunities to grow our businesses where we can meet or exceed targeted returns. We remain prudently reserved based on the types of business we write and how we operate our Specialty P&C businesses.

INVESTMENTS

We view investment management as a core competency and have a highly skilled in-house team of investment professionals. Our $14.51 billion portfolio, which consists primarily of investment-grade fixed maturity securities, provides a relatively predictable, steady stream of income. By following a consistent, opportunistic strategy over many years and changing economic conditions, we have outperformed market indices over the long term and effectively managed portfolio risk.

Net investment income in our property and casualty operations grew 3% in 2022 compared with the previous year and included a return on alternative investments of 13.2% for the full year, compared to the remarkably strong 25.3% earned on alternative investments in 2021. Excluding alternative investments, net investment income in our P&C insurance operations for 2022 increased 29% year over year. The impact of rising interest rates, enhanced by the strategic positioning of our portfolio entering 2022, and higher balances of invested assets contributed to these strong results.

We are very pleased with the double-digit return in our alternative investment portfolio during 2022, particularly amid a challenging investment environment. Alternative investments with underlying real estate exposures have been a key contributor to the performance of this portfolio and have helped differentiate AFG's portfolio of alternative investments from those of our peers. Incorporating the exceptional performance of these investments in 2021 and 2022, the average annual return on alternative investments over the past five calendar years was approximately 14%.

We have remained patient and disciplined in a prolonged low interest rate environment, and we were well positioned as interest rates began to rise in early 2022. Over the course of the year, we extended the duration of our P&C fixed maturity portfolio, including cash and cash equivalents, from approximately two years at December 31, 2021 to approximately three years at December 31, 2022. As of March 2023, we can invest in high quality, medium-duration fixed maturity securities at yields that are significantly higher than the 4.15% yield earned on fixed maturities in our P&C portfolio during the fourth quarter of 2022 and 3.63% earned for the full year 2022. These higher interest rates will produce investment income that contributes meaningfully to our profitability.

Creating Long-term Value for Shareholders

We strive to ensure the best use of AFG's capital to create long-term value for our shareholders. We deploy capital intelligently through a combination of dividends, share repurchases, acquisitions and bolt-on or start-up businesses. We also look to grow organically when there is market dislocation or when we identify new markets or develop additional or enhanced products that align with our existing businesses.

We regularly evaluate opportunities that have the potential to produce desired long-term returns. Alignment with our existing businesses and cultural fit are important considerations when we evaluate prospects to expand our Specialty P&C insurance portfolio. We maintain financial leverage and capital adequacy at levels that are prudent for our business and consistent with our commitments to ratings agencies. We also maintain sufficient liquidity to respond to business needs and opportunities.

We are proud of our track record of value creation. Over the course of 2022, we returned $1.23 billion to shareholders in the form of regular and special dividends and share repurchases. Also, we announced a 12.5% increase in our regular quarterly dividend, to an annual rate of $2.52 per share, beginning in October 2022.

SHARE REPURCHASES AND COMMON STOCK DIVIDENDS
(in millions)



This marks the 17th consecutive annual dividend increase for AFG. The five-year compounded annual growth in dividends paid to our shareholders was approximately 12.4%, excluding special dividends.

Dividend payments and share repurchases have enabled us to return $5.43 billion to our shareholders over the past five years. In addition to deploying excess capital created from the sale of our annuity business in 2021, we have continued to generate and deploy excess capital through AFG's P&C operations.

Total shareholder return on AFG's Common Stock, which includes the change in price plus dividends, totaled approximately 554% over the 10-year period ending December 31, 2022. This return far exceeded comparable indices, and it serves as a benchmark for evaluating our effectiveness in creating value.

The Lindner family continues to hold a sizable interest in AFG's Common Stock. We believe that our significant family investment, together with the shares held by our management team and employees, serves to align our interests with those of our shareholders.



Regular Dividends   Special Dividends   Share Repurchases

$403 $446 $649 $2,701 $1,228

2018   2019   2020   2021   2022

Fulfilling our Purpose and Positioned for Success

It is both empowering and rewarding to be a market leader in the Specialty P&C industry. We understand the significant role that insurance plays in healthy economies. Providing commercial coverage in specialty niches allows business owners the ability to manage risk so they can operate and grow their businesses—and recover if things don't go as planned.

We have experienced a tremendous amount of change in our business over the past two years as we have focused our efforts exclusively on the Specialty P&C market, emerged from a pandemic, and navigated an uncertain economy. What has remained constant is our remarkable culture, which is grounded in our corporate values that shape how we conduct our business, serve our customers, interact with each other, and support our communities.

Our insureds, producers and employees count on our long-term economic sustainability. They also rely on AFG to keep its promises. We know the decisions we make today will influence our business and our shareholders for years to come. We remain committed to helping build a sustainable future for our customers, agents, investors, and employees.

Our employees are at the core of everything we do. We have worked tirelessly to create an environment where talented people want to work, stay, and build a career. Our 2022 employee survey results indicate that 92% of respondents would recommend AFG as a good place to work, and 95% of respondents said that they understand how their jobs contribute to AFG's strategy and goals.

Conducting organizational talent reviews is just as important to our success as regular strategic business reviews. Effective succession planning has allowed us to fill numerous key leadership positions throughout 2021 and 2022 in response to planned retirements. Our ultimate goal is for everyone at AFG to feel included, respected, safe and empowered to perform at their best. We understand the importance of cultivating specialized knowledge, providing leadership development opportunities, and exemplifying a service-oriented culture. We continue to promote the compelling benefits of a career in insurance as part of our efforts to attract and retain the brightest talent.

We thank God, our talented management team, and our employees for a highly successful 2022. We also thank you, our shareholders, for your investment and confidence.





S. CRAIG LINDNER
Co-Chief Executive Officer

CARL H. LINDNER III
Co-Chief Executive Officer

March 15, 2023





GREAT AMERICAN INSURANCE GROUP
PNC
Coca-Cola
150
GREAT AMERICAN INSURANCE GROUP
A legacy of great since 1872
GAIG BIRTHDAY BASH
150
GAIG BIRTHDAY BASH

JULY
29
JULY
30
JULY
31
GREAT AMERICAN
Birthday Bash
GREAT AMERICAN BALL PARK





150
A legacy of great since 1872
Reds
Reds

HAPPY 150TH



GREAT AMERICAN INSURANCE GROUP

A legacy of *great* since 1872^{SM}

GREAT AMERICAN'S 150TH
ANNIVERSARY CELEBRATION

Throughout 2022, we celebrated this important milestone with our employees, policyholders, and agents—all of whom have been integral to our success. Through the years, we have remained steadfast in our commitment to being a financially strong company upon which our policyholders and agents can rely. This stability has helped us successfully navigate periods of uncertainty, various economic cycles, World Wars, the Great Depression, and major catastrophes.

We are proud of the innovation and growth that have made Great American a top-tier Specialty P&C insurer and an essential part of the U.S. economy. Our expertise enables businesses and organizations to operate, grow, and prosper by helping their owners effectively manage risk. With 150 years of strength and experience behind us, we are well-positioned to act on opportunities and possibilities in 2023 and beyond.

Our employees helped us celebrate Great American's anniversary and shared some of their favorite photos. One of the highlights of the year was a weekend-long celebration at the Great American Birthday Bash at Great American Ball Park.



As of December 31, *(in millions, except per share data)*	2022	2021	2020[A]
BALANCE SHEET DATA			
Cash and investments	$ 14,512	$ 15,745	$ 13,494
Total assets	28,831	28,931	73,710
Long-term debt	1,496	1,964	1,963
Shareholders' equity	4,052	5,012	6,789
Adjusted shareholders' equity[B]	4,578	4,876	5,493
Book value per share	$ 47.56	$ 59.02	$ 78.62
Adjusted book value per share[B]	53.73	57.42	63.61
Cash dividends per share[C]	$ 14.31	$ 28.06	$ 3.85
Ratio of debt to total capital[D]			
Including subordinated debt	24.9%	29.0%	26.6%
Excluding subordinated debt	13.9%	19.2%	17.6%
Shares outstanding	85.2	84.9	86.3

For the Year Ended December 31, *(in millions, except per share data)*	2022	2021	2020[A]
SUMMARY OF OPERATIONS			
Total revenues	$ 7,040	$ 6,552	$ 5,769
Components of net earnings:			
Core net operating earnings[E]	$ 993	$ 993	$ 481
Realized gains (losses) on securities	(92)	87	(59)
Special A&E charges	—	—	(54)
Neon exited lines	—	3	(39)
Loss on retirement of debt	(7)	—	(4)
Other	4	(2)	—
Net earnings from continuing operations	$ 898	$ 1,081	$ 325
Discontinued annuity operations	—	914	407
Net earnings attributable to shareholders	$ 898	$ 1,995	$ 732
Return on shareholders' equity:			
Core net operating earnings[F]	21.2%	18.6%	9.2%
Net earnings[F]	19.2%	37.5%	14.0%
Components of diluted earnings per share:			
Core net operating earnings[E]	$ 11.63	$ 11.59	$ 5.40
Realized gains (losses) on securities	(1.06)	1.01	(0.67)
Special A&E charges	—	—	(0.61)
Neon exited lines	—	0.04	(0.45)
Loss on retirement of debt	(0.09)	—	(0.04)
Other	0.05	(0.02)	—
Diluted earnings per share from continuing operations	$ 10.53	$ 12.62	$ 3.63
Discontinued annuity operations	—	10.68	4.57
Diluted earnings per share attributable to shareholders	$ 10.53	$ 23.30	$ 8.20

[A] On May 28, 2021, AFG completed the sale of its Annuity business to MassMutual. The results of AFG's Annuity operations are reported as discontinued operations beginning with the first quarter of 2021 and through the date of sale, in accordance with generally accepted accounting principles (GAAP), which included adjusting prior period results to reflect these operations as discontinued.

[B] Excludes net unrealized gains (losses) related to fixed maturity investments.

[C] Includes special cash dividends of $12.00 per share in 2022, $26.00 per share in 2021, and $2.00 per share in 2020.

[D] The ratio is calculated by dividing the principal amount of AFG's long-term debt by its total capital, which includes long-term debt and shareholders' equity (excluding unrealized gains (losses) related to fixed maturity investments).

[E] Certain significant items that may not be indicative of ongoing core operations are excluded in deriving our core net operating earnings. Though it is not a GAAP measure, it is a key performance measure used by analysts and ratings agencies.

[F] Excludes accumulated other comprehensive income.

ADJUSTED BOOK VALUE PER SHARE
As of December 31 (excluding net unrealized gains (losses) related to fixed maturities)



Reflects total special dividends of $26.00 per share paid in 2021 and $12.00 per share in 2022.

10-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
On AFG Common Stock vs S&P indices, as of December 31

- AFG Common Stock
- S&P 500 Property & Casualty Insurance Index
- S&P 500 Index



This graph assumes $100 invested on December 31, 2012 in AFG's Common Stock, the S&P 500 Property & Casualty Insurance Index, and the S&P 500 Index, including reinvestments of dividends.

EARNINGS PER SHARE *(For the year ended December 31)*

- Core Net Operating Earnings Per Share (Non-GAAP)
- Diluted Net Earnings Per Share (GAAP)



On May 28, 2021, AFG completed the sale of its Annuity business to MassMutual. The results of AFG's Annuity operations are reported as discontinued operations beginning with the first quarter of 2021 and through the date of sale, in accordance with GAAP, which included adjusting prior period results to reflect these operations as discontinued.

Specialty Property and Casualty Insurance Operations



PROPERTY AND TRANSPORTATION GROUP

Agricultural-related

Federally reinsured multi-peril crop (allied lines) insurance covering most perils as well as crop-hail, equine mortality and other coverages for full-time operating farms/ranches and agribusiness operations on a nationwide basis.

Commercial Automobile

Coverage for vehicles (such as buses and trucks) in a broad range of businesses, including the moving and storage and transportation industries, alternative risk transfer programs, a specialized physical damage product for the trucking industry and other specialty transportation niches.

Property, Inland Marine and Ocean Marine

Coverage primarily for commercial properties, builders' risk, contractors' equipment, property, motor truck cargo, marine cargo, boat dealers, marina operators and dealers and excursion vessels.

SPECIALTY CASUALTY GROUP

Excess and Surplus

Liability, umbrella and excess coverage for unique, volatile or hard-to-place risks, using rates and forms that generally do not have to be approved by state insurance regulators.

Executive and Professional Liability

Coverage for directors and officers of businesses and non-profit organizations, errors and omissions, cyber, and mergers and acquisitions.






General Liability

Coverage for contractor-related businesses, energy development and production risks, and environmental liability risks.

Targeted Programs

Coverage (primarily liability and property) for social service agencies, leisure, entertainment and non-profit organizations, customized solutions for other targeted markets and alternative risk programs using agency captives.

Umbrella and Excess Liability

Coverage in excess of primary layers.

Workers' Compensation

Coverage for prescribed benefits payable to employees who are injured on the job.

SPECIALTY FINANCIAL GROUP

Fidelity and Surety

Fidelity and crime coverage for government, mercantile and financial institutions and surety coverage for various types of contractors and public and private corporations.

Lease and Loan Services

Coverage for insurance risk management programs for lending and leasing institutions, including equipment leasing and collateral and lender-placed mortgage property insurance.

Trade Credit

Export and domestic trade credit insurance products for global trade and related financing activities.








2022 Operational Overview

Diverse expertise and an entrepreneurial spirit are core elements of AFG's operational strength. Experienced leaders manage our Specialty P&C businesses, each of which handles its own underwriting, marketing, claims, and policy servicing. This autonomous approach allows our P&C businesses to respond to local and specialty market conditions while also benefiting from centralized investment and administrative support.

We have achieved consistent core operating earnings over the course of many years through our diversified business model, comprised of Specialty P&C businesses that aren't closely correlated to the general P&C cycle.



Specialty P&C
Insurance Operations

Our 35 Specialty P&C businesses provide insurance solutions that help organizations manage their unique operational, industry, and market risks. Many of our businesses are leaders in the markets they serve, including crop, fidelity/crime, non-profit/social services, passenger transportation, trade credit, trucking, and workers' compensation, to name a few.

P&C STATUTORY COMBINED RATIO



Commercial Lines Industry data is sourced from AM Best 2023 Review & Preview © AM Best, March 7, 2023.

We maintain a diversified Specialty P&C portfolio through acquisitions, business bolt-ons, and start-ups. Carefully executed dispositions enable us to focus on operational areas where we have deep expertise in developing, delivering, and servicing products for specialty niches.

Our diversified book of businesses, strong capital adequacy, disciplined pricing, and relatively low windstorm/earthquake and coastal exposures are central to AFG's Specialty P&C strategy.

We reward our P&C professionals for helping achieve profitable growth and healthy returns on equity. Our premium volume varies based on market conditions, including our ability to achieve appropriate pricing and scale. Performance benchmarks and operational and financial measures provide a clear line of sight into our overall results. This approach ensures that we grow our business when we can achieve targeted returns. Sometimes, it prompts us to withdraw from markets that do not meet profit objectives or fit within our business strategy. Similarly, we reward AFG business leaders for strong performance through compensation programs that align with our strategic and financial goals.

Over 50%

Share of P&C Group's gross written premiums generated by "top 10" businesses

Strategic alignment of interests is a key differentiator for AFG. We strive to create effective alignment on several levels—including alignment with our investors, our executives and employees, and our agents and insureds. About 24% of AFG shares are held by the Lindner family, executives, and our retirement plan—creating even stronger

SPECIALTY PROPERTY AND CASUALTY INSURANCE OPERATIONS	GROSS WRITTEN PREMIUMS		
Year Ended December 31,	2022	2021	2020
(dollars in millions)			
Specialty Property & Casualty Operations	$ 9,057	$ 7,946	$ 6,995
Property and Transportation Group	$ 4,060	$ 3,263	$ 2,813
Specialty Casualty Group	$ 4,115	$ 3,890	$ 3,444
Specialty Financial Group	$ 882	$ 793	$ 738



alignment of interests with our shareholders over the long term. We are also aligned with our policyholders and agents through a variety of risk sharing and alternative risk transfer programs.

	NET WRITTEN PREMIUMS				GAAP COMBINED RATIO	
2022	2021	2020		2022	2021	2020
$ 6,206	$ 5,573	$ 4,992		87.2%	86.4%	91.3%
$ 2,515	$ 2,157	$ 1,887		91.7%	87.1%	90.4%
$ 2,728	$ 2,540	$ 2,304		81.2%	84.3%	90.0%
$ 711	$ 658	$ 604		83.7%	85.1%	91.8%

Investments

We focus on high-quality investments that maximize long-term returns rather than short-term performance. Our investment returns contribute meaningfully to our earnings and book value growth.

Fixed-income investments—primarily corporate bonds and asset-backed securities—accounted for approximately 80% of our total investments at December 31, 2022. Stocks and alternative investments round out our portfolio.

INVESTMENT PORTFOLIO *As of December 31, 2022*

$14.5 Billion
(Carrying Value)

Fixed Maturities Overview



Fixed Maturities 70%

Investments Accounted for by Equity Method 12%

Equities 7%

Cash & Equivalents 6%

Mortgage Loans 4%

Real Estate and Other 1%

Corporates 26%

Asset-backed 22%

Collateralized Loan Obligations 19%

Residential MBS 16%

States & Municipalities 12%

Foreign Government 2%

US Government 2%

Commercial MBS 1%

Approximately 92% of our fixed maturity investments are rated investment grade, and 97% of our P&C Group fixed maturities portfolio has an NAIC designation of 1 or 2, the highest two categories.

AFG's alternative investment portfolio performed very well in 2022, producing a 13.2% return for the full year. Alternative investments with underlying real estate exposures have contributed significantly to this portfolio's performance and helped to differentiate our portfolio from those of our peers.

Great American Insurance Company is rated **A+ (Superior)** and is one of only four property and casualty insurers to have maintained a financial strength rating of A or better from AM Best for 115 years.

FINANCIAL STRENGTH RATINGS	AM Best*	Standard & Poor's*
Great American Insurance Company	A+ (Superior)	A+
Mid-Continent Casualty Company	A+ (Superior)	A+
Great American Contemporary Insurance Company	A+ (Superior)	A+
Bridgefield Casualty Insurance Company	A+ (Superior)	A+
Bridgefield Employers Insurance Company	A+ (Superior)	A+
Republic Indemnity Company of America	A+ (Superior)	A+
National Interstate Insurance Company	A+ (Superior)	Not Rated
Vanliner Insurance Company	A+ (Superior)	Not Rated
El Águila, Compañía de Seguros	A– (Excellent)	Not Rated
Great American International Insurance (EU) DAC	Not Rated	A+
Great American International Insurance (UK) Ltd.	Not Rated	A+

* Information reflects ratings in effect as of March 15, 2023.

RATINGS

The ratings assigned by independent agencies such as AM Best and Standard & Poor's are an important competitive factor. Agents and brokers who distribute our Specialty P&C insurance products often use a company's rating as an initial screening measure when considering their clients' needs. Ratings of financial strength or claims-paying ability apply to individual insurance companies. The ratings criteria and designations vary for each agency. The Company's favorable ratings contribute significantly to our strong competitive position in the marketplace.

Our People

AFG and our Great American Insurance Group member companies employed more than 7,500 employees in approximately 80 office locations globally as of December 31, 2022. Our people are our greatest strength. We place a high priority on developing talent and leadership skills at all levels of our organization.

AFG's people-focused culture—which values clear and open communication, fosters an inclusive environment and prioritizes family, community and work-life balance—enables us to attract, retain, and empower high-caliber individuals. We also recognize that building a diverse workforce is critical to our success. For a closer look at how we create a welcoming and rewarding workplace, visit GAIG.com/Careers.

CORPORATE RESPONSIBILITY AND SUSTAINABILITY

AFG's commitment to doing business in a responsible and sustainable manner starts with recognizing that many of our business decisions affect people and organizations in the larger community. We sustain our business success by effectively managing risk—financial, social, and environmental—to help create stability for our customers and deliver value to our shareholders. Learn more about our corporate responsibility efforts at AFGinc.com/About-Us/Corporate-Social-Responsibility.







[28] Through our entrepreneurial business model and effective alignment of incentives with business objectives, we foster a culture of empowerment and accountability that creates a strong foundation for success.



Carl Lindner III, John Berding, Will Verity, John Von Lehman, Amy Murray, Jim Evans, Greg Joseph, Evans Nwankwo, Craig Lindner. (Standing, left to right)
Mary Beth Martin, Terry Jacobs. (Seated, left to right)

American Financial Group
Board of Directors

AS OF MARCH 15, 2023

Carl H. Lindner III
Co-Chief Executive Officer,
American Financial Group, Inc.

S. Craig Lindner
Co-Chief Executive Officer,
American Financial Group, Inc.

Gregory G. Joseph[1*]
Lead Independent Director,
American Financial Group, Inc.,
Executive and Principal of various
automotive retailers known as the
Joseph Automotive Group

John B. Berding
President, American Money
Management Corporation

James E. Evans
Former Senior Executive Officer
and current Executive Consultant
to American Financial Group, Inc.

Terry S. Jacobs[1,2]
Chairman and Chief Executive Officer,
The JFP Group, LLC, a real estate
development company

Mary Beth Martin[2*,3]
Executive Director of the
Farmer Family Foundation

Amy Y. Murray[1]
Former Acting Deputy Assistant
Secretary of Defense—Industrial
Policy and retired global business
executive and consultant

Evans N. Nwankwo[3]
Founder and President of
Megen Construction Company,
a construction management company

William W. Verity[2,3*]
Chairman and CEO, Verity
Investment Partners, an investment
management company

John I. Von Lehman[1,3]
Retired Executive Vice President, Chief
Financial Officer and Secretary, The
Midland Company, an Ohio-based
provider of specialty insurance products

Board of Directors Committees:
[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Corporate Governance Committee*
[*] *Chairperson of Committee*

Senior Management

AS OF MARCH 15, 2023

AMERICAN FINANCIAL GROUP, INC.

Carl H. Lindner III
Co-Chief Executive Officer

S. Craig Lindner
Co-Chief Executive Officer

Michelle A. Gillis
*Senior Vice President, Chief
Human Resources Officer and
Chief Administrative Officer*

Brian S. Hertzman
*Senior Vice President
and Chief Financial Officer*

Vito C. Peraino
*Senior Vice President
and Executive Counsel*

Mark A. Weiss
*Senior Vice President and
General Counsel*

Anthony W. Dunn
Vice President—Internal Audit

Sue A. Erhart
Vice President

Annette D. Gardner
Vice President and Treasurer

Karl J. Grafe
*Vice President, Assistant General
Counsel and Secretary*

Diane P. Weidner
Vice President—Investor Relations

AMERICAN MONEY MANAGEMENT CORPORATION

John B. Berding
President

PROPERTY AND CASUALTY OPERATIONS

David L. Thompson, Jr.
President and Chief Operating Officer

Anthony J. Mercurio
Executive Vice President

Michael E. Sullivan, Jr.
Executive Vice President

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held on May 17, 2023. Notices will be mailed to all holders of the Company's Common Stock.

Common Stock Market Information

American Financial Group's Common Stock is listed and traded on the New York Stock Exchange under the symbol AFG. On February 1, 2023, approximately 4,600 holders of record own our shares.

Dividend Reinvestment Plan

This plan allows registered shareholders to automatically reinvest the dividends on their AFG Common Stock toward the purchase of additional shares of AFG Common Stock at a 4% discount to the current market price. Dividend Reinvestment Plan information and enrollment forms may be obtained from the Company's Transfer Agent.

Additional Information

Investors or analysts requesting additional information, including copies of the American Financial Group, Inc. Form 10-K as filed with the Securities and Exchange Commission, may contact:

Investor Relations, American Financial Group, Inc.
301 E. Fourth Street
Cincinnati, Ohio 45202
513-579-6739
AFGInvestorRelations@amfin.com

SEC filings, news releases and other information may also be accessed on American Financial Group's website at AFGinc.com.

Transfer Agent

Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, New York 11717
888-789-8804
Shareholder.Broadridge.com/AFG

Forward-Looking Statements

The disclosures in this 2022 Annual Report contain certain forward-looking statements that are subject to numerous assumptions, risks or uncertainties. Actual results and/or financial condition could differ materially from those contained in or implied by such forward-looking statements for a variety of reasons. Please see "Forward-Looking Statements" in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.



301 E. Fourth St., Cincinnati, OH 45202
AFGinc.com / GAIG.com

5644-AFG